UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)


                  Transcontinental Realty Investors, Inc.
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                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                 893617209
          -------------------------------------------------------
                               (CUSIP Number)

                           Marc Weingarten, Esq.
                          Schulte Roth & Zabel LLP
                              900 Third Avenue
                          New York, New York 10022
                               (212) 756-2000

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              October 3, 2000
      ---------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

CUSIP No. 893617209                           Page 2 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,376,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,376,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,376,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.94%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


                                SCHEDULE 13D

CUSIP No. 893617209                           Page 3 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           447,040

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         447,040

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    447,040

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.18%

14  TYPE OF REPORTING PERSON*

    OO;IA


                             *SEE INSTRUCTIONS


                       SCHEDULE 13D

CUSIP No. 893617209                           Page 4 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           35,860

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         35,860

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,860

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.42%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to add the following:

     This Amendment Number 2 amends and supplements the statement on
Schedule 13D, as amended pursuant to Amendment Number 1 (the "Statement") as it relates to the Common Stock, $.01 par value ("Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation (the "Company").

     All defined terms not otherwise defined in this Amendment Number 2 have the meanings ascribed in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Item 3 is hereby amended to add the following:

     The aggregate purchase price for the purchases of Common Stock by Gotham III described in Item 5(c) of this Amendment Number 2 was $2,441 and the aggregate purchase price for the purchases of Common Stock by Gotham International described in Item 5(c) of this Amendment Number 2 was $121,790. All of the funds required for these purchases were obtained from the working capital of Gotham III and Gotham International.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     On October 3, 2000, Gotham, Gotham III and Gotham International (collectively, "Seller") entered into a Stock Option Agreement (the "Stock Option Agreement") with American Realty Investors, Inc., a Nevada corporation ("ARL"), and Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT", and together with ARL, the "Purchaser"), a copy of which is attached as Exhibit 3 hereto.

     Pursuant to the Stock Option Agreement:

          Seller granted Purchaser an option (the "Option") to purchase the shares of Common Stock beneficially owned by Seller. The Option may not be exercised prior to January 1, 2001 and will expire on April 5, 2001. As consideration for the grant of the Option, Purchaser paid Seller a total of $5,576,700, or $3.00 per share of Common Stock owned by Seller on October 3, 2000. In addition, Purchaser is required to pay to Seller on or before December 15, 2000 an additional $2,788,350, or $1.50 per share of Common Stock owned by Seller. The Option may be exercised in whole and not in part at a total exercise price of $22,306,800, or $12.00 per share of Common Stock.

          The plaintiffs in a lawsuit styled American Realty Trust, Inc., ART Holdings, Inc., and Transcontinental Realty Investors, Inc. vs. Gotham Partners, L.P., Gotham Partners III, L.P., Gotham Partners International, Ltd., Gotham International Advisors, L.L.C., Section H Partners, L.P., Karenina Corporation, DPB Corp., William A. Ackman, David P. Berkowitz and Basic Capital Management, Inc., Case No. CC-00-10463-e, filed in County Court at Law No. 5, Dallas County, Texas, filed on October 3, 2000 a notice of nonsuit with prejudice and released and discharged the defendants from all claims asserted in the complaint.

          Through October 3, 2002, Seller agreed not to purchase, directly or indirectly, through their owners, officers, directors, shareholders, and general partners, employees, agents and representatives, any security issued by ARL, the Company or IOT; provided, however, that this restriction shall terminate before October 3, 2002 if Purchaser (a) does not deliver to Seller the $1.50 per share of Common Stock described above on or before December 15, 2000, (b) does not exercise the Option, (c) following exercise, fails to pay the exercise price for the Option when due, or (d) otherwise breaches its obligations under the Stock Option Agreement.

          Each of Gotham, Gotham III and Gotham International delivered proxies (the "Proxies") to ARL and IOT, copies of which are attached as Exhibits 4, 5 and 6 hereto. Pursuant to the Proxies, Gotham, Gotham III and Gotham International each granted ARL and IOT a proxy to act jointly at the annual shareholder's meeting of the Company to be held October 19, 2000 and any continuation or adjournment thereof, only for the sole purpose of approving proposal one (to elect five directors); proposal two (to approve the Company's director stock option plan); proposal three (to approve the Company's 2000 stock option plan); and proposal four (to approve an amendment to the articles of incorporation of the Company to increase the number of authorized shares of Common Stock and preferred stock of the Company), all as more fully set forth in the proxy statement with respect to such annual shareholder's meeting first mailed to the Company's shareholders on or about September 11, 2000.

     The above descriptions of the Stock Option Agreement and Proxies do not purport to be complete and are subject to, and qualified in their entirety by reference to, the text of the Stock Option Agreement, which is filed as Exhibit 3 hereto, and the text of the Proxies, which are filed as Exhibits 4, 5 and 6 hereto, each of which is incorporated herein by this reference.

     The Reporting Persons previously indicated in Amendment Number 1 that they intended to remain actively involved in the Action (as defined in Amendment Number 1). The Reporting Persons presently do not intend to remain actively involved in the Action.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented as follows:

     (a) Gotham owns 1,376,000 shares of Common Stock, representing an aggregate of approximately 15.94% of the outstanding shares of Common Stock. Gotham III owns 35,860 shares of Common Stock, representing an aggregate of approximately 0.42% of the outstanding shares of Common Stock. Gotham International owns 447,040 shares of Common Stock, representing an aggregate of approximately 5.18% of the outstanding shares of Common Stock. The percentages in this paragraph are calculated based upon 8,633,845 shares of Common Stock outstanding as of July 31, 2000 as reflected in the Company's Form 10-Q for the period ended June 30, 2000. None of Section H, Karenina, DPB, Mr. Ackman, Mr. Berkowitz, or Gotham Advisors beneficially owns any shares of Common Stock (other than the shares of Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has the sole power to vote (subject to the Proxies for Gotham and Gotham III, copies of which are attached as Exhibits 4 and 5 hereto and are incorporated herein by this reference) and to dispose (subject to the restrictions on dispositions through April 5, 2001 pursuant to the Stock Option Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by this reference) of all of the shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote (subject to the Proxy for Gotham International, a copy of which is attached hereto as
Exhibit 6 and is incorporated herein by this reference) and to dispose (subject to the restrictions on dispositions through April 5, 2001 pursuant to the Stock Option Agreement, a copy of which is attached hereto as
Exhibit 3 and is incorporated herein by this reference) of all of the shares beneficially owned by Gotham International.

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham III and Gotham International since the filing of Amendment Number 1 to this Statement. In each case, the transactions took place in the over-the-counter market.



Date                   Shares of Common Stock Purchased        Price per Share

Gotham III

9/19/00                200                                          $12.2063

Gotham International

9/14/00                1,300                                        $12.0163
9/15/00                1,200                                        $12.0552
9/20/00                3,300                                        $12.3871
9/21/00                1,700                                        $12.4250
9/22/00                2,300                                        $12.9141


     Except as described above or previously reported pursuant to Amendment Number 1 to this Statement, none of Gotham, Gotham III, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to add the following:

     As more fully described in Item 4, Gotham, Gotham III, Gotham International and the Purchaser entered into the Stock Option Agreement on October 3, 2000, a copy of which is attached as Exhibit 3 hereto. In addition, as more fully described in Item 4, Gotham, Gotham III and Gotham International have granted the Proxies to ARL and IOT, copies of which are attached as Exhibits 4, 5 and 6 hereto.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following is filed as Exhibit 3 hereto:

     Stock Option Agreement, dated October 3, 2000, by and between Gotham, Gotham III, Gotham International, ARL and IOT.

     The following is filed as Exhibit 4 hereto:

     Proxy of Gotham Partners dated October 3, 2000.

     The following is filed as Exhibit 5 hereto:

     Proxy of Gotham Partners III dated October 3, 2000.

     The following is filed as Exhibit 6 hereto:

     Proxy of Gotham International dated October 3, 2000.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 4, 2000



                             GOTHAM PARTNERS, L.P.


                             By:      Section H Partners, L.P.,
                                      its general partner

                             By:      Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.


                             By:
                             /s/ William A. Ackman
                             -------------------------
                             William A. Ackman
                             President

                             GOTHAM PARTNERS III, L.P.


                             By:      Section H Partners, L.P.,
                                      its general partner

                             By:      Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.


                             By:
                             /s/ William A. Ackman
                             ------------------------
                             William A. Ackman
                             President


                             GOTHAM INTERNATIONAL
                             ADVISORS, L.L.C.


                             By:
                             /s/ William A. Ackman
                             -----------------------
                             William A. Ackman
                             Senior Managing Member